UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports in December 2021 a Passenger Traffic Decrease of 0.2% Compared to 2019 (Increase of 58.8% Compared to 2020)

GUADALAJARA, Mexico, Jan. 04, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of December 2021, which includes comparisons with the 2019 and 2020 figures to facilitate the reading and understanding of the passenger traffic trend.

For December 2021, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 4.1%, compared to the same period of 2019. Tijuana, Los Cabos and Puerto Vallarta airports presented an increase in passenger traffic of 18.9%, 11.2% and 3.2%, respectively, while the Guadalajara airport presented a decrease of 4.7%.

We do not know the impact that the new "Omicron" variant of the COVID-19 virus could have on national and international travel restrictions, or how it could affect the volume of passenger traffic at the fourteen airports of GAP.

Passenger traffic 2021 compared to 2019 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Dec-19	Dec-21	% Change	Jan - Dec 19	Jan-Dec 21	% Change
Guadalajara	911.7	901.3	(1.1%)	10,495.8	8,540.2	(18.6%)
Tijuana*	519.0	643.5	24.0%	5,979.7	6,891.3	15.2%
Los Cabos	161.5	197.8	22.5%	1,915.7	2,020.4	5.5%
Puerto Vallarta	166.2	199.2	19.8%	1,839.3	1,848.5	0.5%
Montego Bay	0.9	0.0	(100.0%)	9.2	0.0	(100.0%)
Guanajuato	182.3	146.2	(19.8%)	2,056.9	1,487.1	(27.7%)
Hermosillo	159.7	155.9	(2.3%)	1,803.8	1,457.9	(19.2%)
Mexicali	110.4	117.7	6.6%	1,191.9	1,088.4	(8.7%)
Morelia	51.9	56.7	9.4%	478.8	541.0	13.0%
La Paz	88.7	93.5	5.4%	995.4	901.8	(9.4%)
Kingston	1.5	0.1	(95.3%)	3.2	1.2	(62.8%)
Aguascalientes	57.0	66.8	17.2%	635.2	582.8	(8.2%)
Los Mochis	33.8	39.2	16.1%	384.4	358.3	(6.8%)
Manzanillo	8.7	10.0	15.0%	95.3	86.8	(9.0%)
Total	2,453.2	2,628.0	7.1%	27,884.8	25,805.6	(7.5%)

International Terminal Passengers – 14 airports (in thousands):

Airport	Dec-19	Dec-21	% Change	Jan - Dec 19	Jan-Dec 21	% Change
Guadalajara	427.5	374.7	(12.4%)	4,350.5	3,702.7	(14.9%)
Tijuana*	333.4	370.2	11.0%	2,946.1	2,786.6	(5.4%)
Los Cabos	361.7	384.2	6.2%	3,693.4	3,529.2	(4.4%)
Puerto Vallarta	353.5	337.4	(4.6%)	3,212.5	2,271.5	(29.3%)
Montego Bay	448.5	341.1	(23.9%)	4,698.4	2,581.9	(45.0%)
Guanajuato	69.5	69.5	0.0%	698.9	631.9	(9.6%)
Hermosillo	6.9	7.6	11.2%	70.2	102.1	45.3%
Mexicali	0.7	0.7	9.1%	6.9	5.6	(18.8%)
Morelia	42.8	42.5	(0.6%)	418.9	406.1	(3.1%)
La Paz	0.9	1.8	95.3%	12.8	18.3	43.2%
Kingston	172.7	108.6	(37.1%)	405.5	829.3	104.5%
Aguascalientes	22.0	21.6	(2.1%)	223.2	210.6	(5.7%)
Los Mochis	0.5	0.7	33.3%	6.9	9.4	35.6%
Manzanillo	10.2	8.2	(19.6%)	79.4	46.5	(41.4%)
Total	2,250.7	2,068.7	(8.1%)	20,823.8	17,131.6	(17.7%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

Total Terminal Passengers – 14 airports (in thousands):

Airport	Dec-19	Dec-21	% Change	Jan - Dec 19	Jan-Dec 21	% Change
Guadalajara	1,339.1	1,275.9	(4.7%)	14,846.3	12,243.0	(17.5%)
Tijuana*	852.5	1,013.8	18.9%	8,925.9	9,677.9	8.4%
Los Cabos	523.2	582.0	11.2%	5,609.1	5,549.6	(1.1%)
Puerto Vallarta	519.7	536.5	3.2%	5,051.9	4,120.0	(18.4%)
Montego Bay	449.4	341.1	(24.1%)	4,707.7	2,581.9	(45.2%)
Guanajuato	251.8	215.7	(14.3%)	2,755.8	2,119.0	(23.1%)
Hermosillo	166.5	163.5	(1.8%)	1,874.1	1,559.9	(16.8%)
Mexicali	111.1	118.5	6.7%	1,198.8	1,094.0	(8.7%)
Morelia	94.7	99.3	4.9%	897.8	947.1	5.5%
La Paz	89.6	95.2	6.3%	1,008.1	920.0	(8.7%)
Kingston	174.2	108.6	(37.6%)	408.7	830.5	103.2%
Aguascalientes	79.0	88.4	11.9%	858.4	793.4	(7.6%)
Los Mochis	34.3	39.9	16.4%	391.3	367.7	(6.0%)
Manzanillo	18.9	18.2	(3.7%)	174.7	133.3	(23.7%)
Total	4,704.0	4,696.7	(0.2%)	48,708.5	42,937.2	(11.8%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Dec-19	Dec-21	% Change	Jan - Dec 19	Jan-Dec 21	% Change
Tijuana	328.4	367.5	11.9%	2,897.9	2,754.3	(5.0%)

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1ST to October 9, 2019.

Passenger traffic 2021 compared to 2020 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Dec-20	Dec-21	% Change	Jan-Dec 20	Jan-Dec 21	% Change
Guadalajara	630.0	901.3	43.1%	5,768.1	8,540.2	48.1%
Tijuana*	516.9	643.5	24.5%	4,597.3	6,891.3	49.9%
Los Cabos	147.6	197.8	34.0%	1,215.3	2,020.4	66.2%
Puerto Vallarta	112.8	199.2	76.5%	951.5	1,848.5	94.3%
Montego Bay	0.0	0.0	N/A	1.0	0.0	(100.0%)
Guanajuato	113.6	146.2	28.7%	1,051.5	1,487.1	41.4%
Hermosillo	97.1	155.9	60.5%	939.4	1,457.9	55.2%
Mexicali	79.4	117.7	48.3%	690.9	1,088.4	57.5%
Morelia	45.3	56.7	25.2%	387.3	541.0	39.7%
La Paz	68.1	93.5	37.3%	566.5	901.8	59.2%
Kingston	0.0	0.1	173.1%	1.4	1.2	(14.0%)
Aguascalientes	38.9	66.8	71.8%	356.0	582.8	63.7%
Los Mochis	29.0	39.2	35.1%	211.2	358.3	69.6%
Manzanillo	5.6	10.0	79.7%	49.1	86.8	76.6%
Total	1,884.5	2,628.0	39.5%	16,786.6	25,805.6	53.7%

International Terminal Passengers – 14 airports (in thousands):

Airport	Dec-20	Dec-21	% Change	Jan-Dec 20	Jan-Dec 21	% Change
Guadalajara	286.4	374.7	30.8%	2,357.5	3,702.7	57.1%
Tijuana*	173.9	370.2	112.8%	1,719.3	2,786.6	62.1%
Los Cabos	198.4	384.2	93.7%	1,848.9	3,529.2	90.9%
Puerto Vallarta	135.1	337.4	149.7%	1,584.6	2,271.5	43.4%
Montego Bay	122.0	341.1	179.5%	1,609.6	2,581.9	60.4%
Guanajuato	41.5	69.5	67.3%	336.2	631.9	87.9%
Hermosillo	6.7	7.6	13.1%	44.8	102.1	127.7%
Mexicali	0.3	0.7	160.6%	2.3	5.6	142.7%
Morelia	31.6	42.5	34.6%	244.0	406.1	66.4%
La Paz	0.9	1.8	98.0%	6.6	18.3	177.1%
Kingston	57.5	108.6	88.7%	628.0	829.3	32.0%
Aguascalientes	17.4	21.6	23.9%	119.5	210.6	76.2%
Los Mochis	0.3	0.7	112.7%	2.4	9.4	286.9%
Manzanillo	1.7	8.2	370.9%	37.1	46.5	25.3%
Total	1,073.9	2,068.7	92.6%	10,541.0	17,131.6	62.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

Total Terminal Passengers – 14 airports (in thousands):

Airport	Dec-20	Dec-21	% Change	Jan-Dec 20	Jan-Dec 21	% Change
Guadalajara	916.4	1,275.9	39.2%	8,125.6	12,243.0	50.7%
Tijuana*	690.9	1,013.8	46.7%	6,316.6	9,677.9	53.2%
Los Cabos	346.0	582.0	68.2%	3,064.2	5,549.6	81.1%
Puerto Vallarta	247.9	536.5	116.4%	2,536.1	4,120.0	62.5%
Montego Bay	122.0	341.1	179.5%	1,610.6	2,581.9	60.3%
Guanajuato	155.1	215.7	39.0%	1,387.7	2,119.0	52.7%
Hermosillo	103.9	163.5	57.4%	984.2	1,559.9	58.5%
Mexicali	79.7	118.5	48.7%	693.2	1,094.0	57.8%
Morelia	76.9	99.3	29.0%	631.3	947.1	50.0%
La Paz	69.0	95.2	38.0%	573.1	920.0	60.5%
Kingston	57.6	108.6	88.7%	629.4	830.5	31.9%
Aguascalientes	56.3	88.4	57.0%	475.6	793.4	66.8%
Los Mochis	29.3	39.9	36.0%	213.6	367.7	72.1%
Manzanillo	7.3	18.2	149.3%	86.2	133.3	54.6%
Total	2,958.4	4,696.7	58.8%	27,327.5	42,937.2	57.1%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Dec-20	Dec-21	% Change	Jan-Dec 20	Jan-Dec 21	% Change
Tijuana	171.9	367.5	113.8%	1,705.7	2,754.3	61.5%

Highlights for the period:

  Seats and load factors: The number of seats available during December 2021 increased by 23.9% compared to December 2020; load factors for the month went from 67.5% in December 2020 to 76.4% in December 2021.

  New routes:

    Guadalajara – Madrid: Aeromexico
    Puerto Vallarta – Victoria: Swoop
    Los Cabos – Toronto: Swoop
    Kingston – Toronto: Swoop
    Montego Bay – Newark: Frontier

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 4, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer